SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




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                                                  :
                In the Matter of                  :
                                                  :
        CENTRAL POWER AND LIGHT COMPANY           :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8677                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26390 dated October 13, 1995, it is required that CPL file quarterly reports with respect to the obligations relative to pollution control revenue bonds issued by Nueces County Navigation District #1 (Nueces) and/or Guadalupe-Blanco River Authority, Texas (Guadalupe). The following information is provided for the Nueces and/or Guadalupe pollution control revenue bonds for each cap and collar position that has been open at any time during the quarter: 1) the transaction date, 2) the type of transaction 3) the notional principal amount, 4) a description of the material terms of the transaction, including a) the maturity or termination date of each transaction and b) the cap strike rate or the ceiling and floor strike rate for a collar, 5) the name of the counterparty 6) the market value of all open positions as of the end of such quarter, and 7) any gains and losses realized from liquidation during such quarter of any position. This report covers the period October 1, 1996 through December 31, 1996.


    No cap or collar position has been open during the reporting period.




                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 10th day of February 1997.

                                      Central Power and Light Company

                                          /S/ R. RUSSELL DAVIS
                                              R. Russell Davis
                                              Controller and Chief
                                              Accounting Officer